NEWS RELEASE

ELD No. 09-23

TSX: ELD   NYSE-A: EGO

October 20, 2009

Eldorado Gold Lists on the New York Stock Exchange

VANCOUVER, B.C. - Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce that it will transfer its NYSE Amex listing to the New York Stock Exchange (NYSE). Trading under the Company’s symbol “EGO” is expected to begin at the opening of the NYSE on October 22, 2009. The Company’s primary exchange will remain the Toronto Stock Exchange.

To commemorate the event Mr. Paul Wright, President & Chief Executive Officer and Dr. Hugh C. Morris, Chairman of the Board of Eldorado will ring the NYSE opening bell on October 22, 2009.

“The listing of EGO on the NYSE will increase Eldorado’s visibility and raise the Company’s profile.  We are proud of our growth and development into one of the lowest cost pure gold producers internationally and we maintain our focus of increasing our margins and continuing to add value for our shareholders”, commented Paul N. Wright, President and CEO of Eldorado.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com